PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of the board of directors of A-Power Energy Generation Systems, Ltd. (the Company) for use at the annual general meeting of shareholders to be held on Wednesday, October 27, 2010 at 9 a.m., Shenyang time, or at any adjournment or postponement thereof.  The annual general meeting will be held at the Company’s offices located at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021.

This proxy statement is available to shareholders beginning on October 5, 2010, and the form of proxy is first being mailed to shareholders on or about October 5, 2010.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to Continental Stock Transfer & Trust Co., 17 Battery Place - 8th floor, New York, NY 10004, Att: Proxy Department.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 20, 2010 are entitled to vote at the annual general meeting.  As of September 20, 2010, 46,363,638 of the Company’s common shares, par value US$0.0001 per share, were outstanding.  The presence in person or by proxy of the holder or holders entitled to exercise at least 50 percent of the voting rights of the shares entitled to vote thereon will constitute a quorum for the transaction of business at the annual general meeting.

Voting

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy.  Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” all of the proposals described in this proxy statement.

Under the laws of the British Virgin Islands and our Memorandum and Articles of Association, the holders of our common shares are referred to as “members” rather than “shareholders.”  In this proxy statement, references that would otherwise be to members are made to shareholders, which is a term more familiar to investors trading on the NASDAQ Global Select Market, which is the exchange on which our shares are listed.

Solicitation

We will bear all expenses incurred in connection with the solicitation of proxies.  We will, upon request, reimburse brokerage firms and other nominee holders for their reasonable expenses incurred in forwarding the proxy solicitation materials to the beneficial owners of our shares.  Our officers, directors, and employees may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means.  They will not receive any additional compensation for those activities, but they may be reimbursed for their out-of-pocket expenses.  In addition, we have hired Morrow & Co., LLC, located at 470 West Avenue, Stamford, CT 06902, to solicit proxies on our behalf.  The cost of soliciting proxies on our behalf will be approximately $12,500 plus costs and expenses. The solicitation materials are available on the Company’s website at http://apowerenergy.investorroom.com.

Procedures for Transacting Other Business at the Annual General Meeting

For business to be properly brought before the annual general meeting by a shareholder in accordance with our Memorandum and Articles of Association, a shareholder must give timely notice in writing by mail to A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, Attention: John S. Lin, Chief Operating Officer and Director. To be timely, notice by a shareholder must be received no later than the earlier of  the close of business on the tenth day following the day (i) on which this notice of the date of the annual general meeting was mailed, or (ii) prior public disclosure was made. Accordingly, for our 2010 Annual Meeting of Shareholders, we should receive such notice by October 15, 2010.

Such notice must set forth, (a) as to each matter the shareholder proposes to bring before the annual general meeting, (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, and (ii) any material interest of the shareholder in such business, and, (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the class, series and number of shares of the Company which are beneficially owned by the shareholder.

PROPOSAL 1
ISSUANCE OF ANY COMMON SHARES ISSUABLE PURSUANT TO THE TERMS OF THE
WARRANTS IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635(D)

On January 21, 2010, the Company issued 5,777,932 common shares of the Company (the Shares) to certain institutional investors at a price of $14.37 per share, and warrants to purchase an aggregate of 2,888,966 common shares of the Company (the Warrants). 2,099,822 of the Warrants are exercisable at $16.90 per share and the remainder are exercisable at $16.91 per share. The Warrants are initially exercisable six months after January 21, 2010, and will remain exercisable for a five-year period thereafter. We refer to the transaction in which we issued the Shares and the Warrants as the “Transaction” herein. In connection with the Transaction, we also entered into a voting agreement with Mr. Jinxiang Lu, our Chief Executive Officer, and John S. Lin, our Chief Operating Officer, pursuant to which such shareholders have agreed to vote to approve this Proposal 1. The summary of terms of the Transaction contained in this proxy statement is general in nature and is qualified by reference to the actual Transaction documents which are attached as exhibits to our Current Report on Form 6-K furnished to the Securities and Exchange Commission on January 21, 2010, and which are incorporated by reference herein.  Shareholders desiring a more complete understanding of the terms of the Transaction are urged to refer to those exhibits.

The Warrants are subject to adjustment for certain dilutive issuances of securities by the Company for a period of three years. Pursuant to Nasdaq Marketplace Rule 5635(d), the Company must obtain shareholder approval for the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable into common shares) equal to 20% or more of the common shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares (the “20% Rule”).  The Nasdaq staff has taken the position that the 20% Rule is applicable to the Transaction because a future issuance of common shares by the Company triggering the anti-dilution adjustments in the Warrants could result in the exercise price of the Warrants falling below the market trading price of the Company’s common shares in effect at the time that the Warrants were issued.  No such dilutive offering is currently contemplated by the Company.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1,
ISSUANCE OF ANY COMMON SHARES ISSUABLE PURSUANT TO THE TERMS OF THE
WARRANTS IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635(D).

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by the Company’s board of directors in order to facilitate communications between the Company’s shareholders and the Company’s board of directors:

1.
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to the Company’s board of directors or to any individual director by mail to A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, Attention: John S. Lin, Chief Operating Officer and Director.

2.
The Company’s Chief Operating Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which the Company’s board of directors has identified as correspondence which may be retained in the Company’s files and not sent to directors.

3.
The Company’s board of directors has authorized the Chief Operating Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues or (c) clearly are unrelated to the Company’s business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Operating Officer will not screen communications sent to directors.

4.
The log of shareholder correspondence will be available to members of the Company’s board of directors for inspection. At least once each year, the Chief Operating Officer will provide to the Company’s board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by the Company’s board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Conduct and Policy Regarding Reporting of Possible Violations which is available at our website at: http://www.apowerenergy.com/EN/Info/a.html.  Copies of the Company’s Code of Conduct and Policy Regarding Reporting of Possible Violations will be provided to any shareholder upon written request to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021.

ANNUAL REPORT TO SHAREHOLDERS

In accordance with Nasdaq Marketplace Rule 5250(d)(1), we make the Company’s annual report to shareholders available on the Company’s website. The Company’s annual report on Form 20-F for the year ended December 31, 2009 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of the Company’s 2009 annual report on Form 20-F for the year ended December 31, 2009 by visiting the Company’s website at http://apowerenergy.investorroom.com/index.php?s=127. If you want to receive a paper or email copy of the Company’s 2009 annual report on Form 20-F for the year ended December 31, 2009, you must request one. There is no charge to you for requesting a copy. Please make any such requests to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend, to the extent permitted by law.

By Order of the Board of Directors,

/s/ Jinxiang Lu
Date: October 5, 2010	Chairman of the Board of Directors and Chief Executive Officer